UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

2023 First Quarter Preliminary Operating Results

On April 27, 2023, KB Financial Group Inc. (“KB Financial Group”) held an earnings conference and released its preliminary operating results for the first quarter of fiscal year 2023. The following tables reflect the key figures released during the conference. The presentation materials for the conference, which contain further details, are available at KB Financial Group’s website (http://www.kbfg.com).

The preliminary figures presented herein are based on International Financial Reporting Standards as adopted by the Republic of Korea (“K-IFRS”) and are currently being reviewed by KB Financial Group’s independent auditors and are subject to change.

1.	Preliminary Operating Results of KB Financial Group (Consolidated)

(Won in millions, %)		1Q 2023	4Q 2022	% Change Increase (Decrease) (Q to Q)	1Q 2022	% Change Increase (Decrease) (Y to Y)
Operating revenue	Specified Quarter	24,594,584	8,287,118	196.78	19,246,118	27.79
	Cumulative	24,594,584	83,484,855	—	19,246,118	27.79
Net operating profit	Specified Quarter	2,125,025	139,494	1,423.38	1,910,409	11.23
	Cumulative	2,125,025	5,246,486	—	1,910,409	11.23
Profit before income tax	Specified Quarter	2,028,864	(15,726)	*	1,919,685	5.69
	Cumulative	2,028,864	5,407,055	—	1,919,685	5.69
Profit for the period	Specified Quarter	1,499,214	(145,933)	*	1,471,534	1.88
	Cumulative	1,499,214	3,900,094	—	1,471,534	1.88
Profit attributable to shareholders of the parent company	Specified Quarter	1,497,631	83,402	1,695.68	1,460,572	2.54
	Cumulative	1,497,631	4,121,685	—	1,460,572	2.54

Notes:	1)	“Operating revenue” represents the sum of interest income, fee and commission income, insurance income, reinsurance income, gain on financial assets/liabilities at fair value through profit or loss, other insurance finance income and other operating income.
	2)	KB Financial Group’s preliminary operating results for the first quarter of 2023 reflect the application of K-IFRS 1117 (Insurance Contracts), a new accounting standard that became effective on January 1, 2023. For comparison purposes, the figures for the first and fourth quarters of 2022 above have been restated retrospectively to reflect the application of K-IFRS 1117.
	3)	* indicates that a profit was recorded in the current period compared to a loss in the previous period.

2.	Preliminary Operating Results of Kookmin Bank (Consolidated)

(Won in millions, %)		1Q 2023	4Q 2022	% Change Increase (Decrease) (Q to Q)	1Q 2022	% Change Increase (Decrease) (Y to Y)
Operating revenue	Specified Quarter	14,919,122	3,750,861	297.75	9,929,905	50.24
	Cumulative	14,919,122	49,436,046	—	9,929,905	50.24
Net operating profit	Specified Quarter	1,268,140	539,767	134.94	1,211,696	(4.66)
	Cumulative	1,268,140	3,834,989	—	1,211,696	(4.66)
Profit before income tax	Specified Quarter	1,235,164	495,493	149.28	1,215,441	1.62
	Cumulative	1,235,164	3,809,790	—	1,215,441	1.62
Profit for the period	Specified Quarter	921,924	207,142	345.07	974,526	(5.40)
	Cumulative	921,924	2,728,307	—	974,526	(5.40)
Profit attributable to shareholders of the parent company	Specified Quarter	931,516	445,444	109.12	977,275	(4.68)
	Cumulative	931,516	2,996,015	—	977,275	(4.68)

Note:	“Operating revenue” represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit or loss and other operating income.

3.	Preliminary Operating Results of KB Securities Co., Ltd. (“KB Securities”) (Consolidated)

(Won in millions, %)		1Q 2023	4Q 2022	% Change Increase (Decrease) (Q to Q)	1Q 2022	% Change Increase (Decrease) (Y to Y)
Operating revenue	Specified Quarter	4,324,249	322,973	1,238.89	4,529,217	(4.53)
	Cumulative	4,324,249	14,270,022	—	4,529,217	(4.53)
Net operating profit (loss)	Specified Quarter	264,199	(104,282)	*	151,113	74.84
	Cumulative	264,199	244,995	—	151,113	74.84
Profit (Loss) before income tax	Specified Quarter	188,813	(155,697)	*	161,967	16.57
	Cumulative	188,813	262,327	—	161,967	16.57
Profit (Loss) for the period	Specified Quarter	141,950	(114,325)	*	115,910	22.47
	Cumulative	141,950	194,828	—	115,910	22.47
Profit (Loss) attributable to shareholders of the parent company	Specified Quarter	141,894	(114,674)	*	115,715	22.62
	Cumulative	141,894	193,697	—	115,715	22.62

Notes:	1)	Based on KB Securities’ consolidated financial statements, as a result of which the figures differ from KB Securities’ earnings results to be released at KB Financial Group’s 2023 first quarter earnings conference, which are based on KB Financial Group’s consolidated financial statements.
	2)	“Operating revenue” represents operating income based on KB Securities’ financial statements.
	3)	* indicates that a profit was recorded in the current period compared to a loss in the previous period.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: April 27, 2023	By: /s/ Scott Y. H. Seo
(Signature)

Name: Scott Y. H. Seo
Title: Senior Executive Vice President and Chief Finance Officer